               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                          SCHEDULE 13G


            Under the Securities and Exchange Act of 1934



                           Timken Co.
                        (Name of Issuer)



                        Common Stock
               (Title of Class of Securities)



                         887389-10-4
                        (CUSIP Number)



Check the following space if a fee is being paid with this
statement       X


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                   CUSIP NO.   887389-10-4




1)   Name of Reporting Person              American Express Company

     S.S. or I.R.S. Identification         IRS No. 13-4922250
     No. of Above Person


2)   Check the Appropriate Box             (a)
     if a Member of a Group                (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                       -0-
     (6)  Shared Voting Power                     -0-
     (7)  Sole Dispositive Power                  -0-
     (8)  Shared Dispositive Power                3,276,244

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person               3,276,244


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares              Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                            10.6%


12)  Type of Reporting Person                     CO, HC




                   CUSIP NO.   887389-10-4


1)   Name of Reporting Person               American Express Financial
                                            Corporation

     S.S. or I.R.S. Identification          IRS No. 13-3180631
     No. of Above Person


2)   Check the Appropriate Box              (a)
     if a Member of a Group                 (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                      -0-
     (6)  Shared Voting Power                    -0-
     (7)  Sole Dispositive Power                 -0-
     (8)  Shared Dispositive Power               3,276,244


9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person              3,276,244


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares             Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                           10.6%


12)  Type of Reporting Person                    CO, IA





1(a) Name of Issuer:                             Timken Co.
1(b) Address of Issuer's Principal               1835 Dueber Avenue S.W.
     Executive Offices:                          Canton, OH 44706


2(a) Name of Person Filing:                      American Express Company
                                                 American Express Financial
                                                 Corporation


2(b) Address of Principal Business Office:       American Express Company
                                                 American Express Tower
                                                 World Financial Center
                                                 New York, NY 10285

                                                 American Express Financial
                                                 Corporation
                                                 IDS Tower 10
                                                 Minneapolis, MN 55440


2(c) Citizenship:                                See Item 4 of Cover Page

2(d) Title of Class of Securities:               Common Stock

2(e) Cusip Number:                               887389-10-4

3    Information if statement is filed pursuant to Rules 13d-1(b)
            or 13d-2(b):

     American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

     American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.


4    (a) Amount Beneficially Owned as of April 30, 1995:   See Item 9 of
         cover pages.

     (b) Percent of Class:    See Item 11 of Cover Pages

     (c) Number of Shares as to which such person has:
           (i)Sole power to vote or to direct the vote:   See Item 5 of Cover
														Pages
          (ii)Shared power to vote or direct the vote:   See Item 6 of Cover
              Pages
         (iii)Sole power to dispose or to direct the disposition of:   See
              Item 7 of Cover Pages
          (iv)Shared power to dispose or to direct the disposition  of:
              See Item 8 of Cover Pages

5 Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6    Ownership of more than 5% on Behalf of Another Person:

                       Not Applicable

7    Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on by the Parent
     Holding Company:

                        See Exhibit I

8    Identification and Classification of Members of the Group:

                       Not Applicable

9    Notice of Dissolution of Group:

                       Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:    April 30, 1995


               American Express Financial Corporation


               By:       /s/ J.R. Amundson
             From:           J.R. Amundson
            Title:           VP-Investment Accounting Operations

            Telephone:       612-671-3517


                    Exhibit Index


Exhibit I            Identification and Classification of the Subsidiary which
	                    Acquired the Security Being Reported on by the Parent
                     Holding Company.

Exhibit II           Statement of American Express Company

Exhibit III          Statement of American Express Financial Corporation